Exhibit 99.1

SouFun Announces Results of 2015 Annual General Meeting

BEIJING, July 6, 2015 /PRNewswire/ — SouFun Holdings Limited (NYSE: SFUN) (“SouFun” or the “Company”), the leading real estate Internet portal in China, today announced that it held its 2015 annual general meeting of shareholders on July 3, 2015. The shareholders passed an ordinary resolution adopting the 2015 Stock Incentive Plan.

About SouFun

SouFun operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites and mobile apps in 2014. Through its websites and mobile apps, SouFun provides marketing, e-commerce, listing, finance and other value-added services for China’s real estate and home-related sectors. SouFun’s Internet portal and mobile apps are highly focused on user experience, and support SouFun’s users in seeking information on the real estate and home-related sectors in China. SouFun currently maintains about 100 offices to focus on local market needs and its websites, mobile apps and database contain real estate related content covering more than 370 cities in China. For more information about SouFun, please visit http://ir.fang.com.

For investor and media inquiries, please contact:

Dr. Hua Lei

Deputy CFO

Phone: +86-10-5631-8661

Email: leihua@soufun.com